# ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
## Statement of Financial Condition

|  | | December 31, 2015 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 923,913 |
| Accounts receivable | | 1,281 |
| Due from affiliates | | 13,420 |
| Deposits and prepaid expenses | | 44,278 |
| Total assets | $ | 982,892 |
| **Liabilities and Member's Equity** | | |
| Accrued liabilities | $ | 53,600 |
| Due to affiliates | | 36,717 |
| Total liabilities | | 90,317 |
| Commitments and Contingencies (Note 8) | | |
| **Member's Equity** | | |
| Additional paid-in capital | | 1,100,696 |
| Retained earnings | | (208,121) |
| Total member's equity | | 892,575 |
| Total liabilities and member's equity | $ | 982,892 |

The accompanying notes are an integral part of these financial statements.